Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

The Board of Directors

Armstrong Flooring, Inc.:

We consent to the incorporation by reference of our report dated February 22, 2016, with respect to the combined balance sheets of Armstrong Flooring, Inc. and affiliates as of December 31, 2015 and 2014, and the related combined statements of operations and comprehensive income (loss), AWI equity and cash flows for each of the years in the three-year period ended December 31, 2015, and the related financial statement schedule, which report appears in the March 11, 2016 Registration Statement on Form 10 of Armstrong Flooring, Inc.

/s/ KPMG LLP

Philadelphia, Pennsylvania

4 April 2016